Edward H. Weaver Direct Dial: (801) 574-2624 Fax: (801) 532-3370 eweaver@fabianvancott.com

April 12, 2018

VIA EDGAR

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nestbuilder.com Corp.
Amendment No. 1 to Registration Statement on Form 10-12G Filed February 20, 2018 File No. 000-55875

Dear Mr. Fischer:

On behalf of our client, Nestbuilder.com Corp., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 2”) to the above-captioned Registration Statement on Form 10 of the Company (the “Registration Statement”).

This amendment reflects certain revisions of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) in response to the comment letter to Thomas Grbelja, the Company’s Chief Financial Officer, dated March 29, 2018, from the staff of the Commission (the “Staff”).

The numbered paragraphs in bold below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form 10-12G/A filed March 23, 2018

Reasons for the Spin-Off, page 22

1. Expand your discussion to include a comparison and contrast of the operations of Nestbuilder and Realbiz following the spin-off. Further expand your "Business" discussion to address whether the companies will compete against one another or continue to have a working relationship.

The Company has expanded the disclosure on page 23 in the section captioned “Reasons for the Spin-Off” in response to the Staff’s comment.

Paul Fischer

U.S. Securities and Exchange Commission

April 12, 2018

2. We note management's belief that following the spin-off, "investors will have the choice to invest in either or both companies." Please qualify this statement and the related disclosure implying "improved investor choice" with the reality that management does not believe a market in Nestbuilder stock will develop because it has no plans to seek an exchange listing for Nestbuilder stock.

The Company has qualified the applicable disclosure on page 23 in the section captioned “Reasons for the Spin-Off,” and deleted references to “improved investor choice” throughout the document.

Monaker Lawsuits, page 35

3. Provide a summary of the allegations underlying the Monaker lawsuits.

The Company has revised and expanded the disclosure on page 35 in the section captioned “Business; Legal Proceedings” in response to the Staff’s comment.

General

4. We note your response to our prior comment 2, and the establishment of the record date as February 23, 2018. Please confirm supplementally that proper notice of the record date was provided as required by Rule 10b-17 promulgated pursuant to the Securities Exchange Act of 1934.

The new record date for the distribution is April 25, 2018. Realbiz Media Group, Inc., the Company’s parent company, notified FINRA on April 11, 2018 of its intent to conduct the distribution, which is 14 days prior to the record date. Accordingly, Realbiz Media Group, Inc. provided timely notice to FINRA, as required by Rule 10b-17 promulgated pursuant to the Securities Exchange Act of 1934.

In addition to the foregoing responses, the Company desires to address the “February 23, 2018” date used throughout the Registration Statement for purposes of determining the number of issued and outstanding shares of Realbiz Media Group, Inc. for purposes of calculating, among other things, the number of shares of the Company’s common stock to be distributed to the shareholders of Realbiz Media Group, Inc. in connection with the distribution. In a subsequent amendment to the Registration Statement with the Definitive Information Statement attached thereto, the Company intends to update such disclosure throughout the Registration Statement to reflect the number of issued and outstanding shares of Realbiz Media Group, Inc. on the actual record date, and any numbers or percentages calculated based upon such number of outstanding shares.

Thank you for your time and attention to this matter. Please do not hesitate to contact me at 801-440-4787 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

By:	/s/ Edward H. Weaver, Esq.
Edward H. Weaver, Esq.

Enclosures